SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 11, 2019, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2019	09/30/2018
Results of the period (nine-month period)	10,983	9,059
Attributable to:
Shareholders of the controlling company	3,298	7,982
Non-controlling interest	7,685	1,077

2. Other integral results of the period	in million ARS
	09/30/2019	09/30/2018
Other integral results of the period (nine-month period)	11,590	19,242
Attributable to:
Shareholders of the controlling company	(688)	4,351
Non-controlling interest	12,278	14,891

3. Total integral results of the period	in million ARS
	09/30/2019	09/30/2018
Total integral results of the period (nine-month period)	22,573	28,301
Attributable to:
Shareholders of the controlling company	2,610	12,333
Non-controlling interest	19,963	15,968

4. Equity details	in million ARS
	09/30/2019	09/30/2018
Share Capital	575	575
Treasury shares	4	5
Comprehensive adjustment of capital stock and of treasury shares	10,532	10,532
Additional paid-in capital	11,448	11,448
Premium for trading of treasury shares	62	62
Legal Reserve	382	382
Special Reserve (Resolution CNV 609/12)	7,402	7,402
Cost of treasury share	(127)	(142)
Changes in non-controlling interest	(4,288)	(3,568)
Reserve for share-based payments	161	174
Reserve for future dividends	1,332	1,332
Revaluation Surplus	82	82
Reserve for conversion	(427)	5,184
Special Reserve	56,246	4,716
Reserve for coverage instruments	(7)	103
Reserve for defined benefit plans	(244)	(244)
Other subsidiary reserves	27	(1)
Retained earnings	(45,486)	30,406
Shareholders’ Equity attributable to controlling company’s shareholders	37,674	68,447
Non-controlling interest	45,756	80,764
Total shareholder's equity	83,430	149,211

5. Adjustments of previous results	in million ARS
09/30/2019
Change in the valuation method of investment properties	(1,590)
Attributable to:
Shareholders of the controlling company	(913)
Non-controlling interest	(677)

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 359,102,211 shares directly and indirectly (through Helmir S.A.), which represents 62.4% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on September 30, 2019, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 216,915,791 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 37.7% of the issued share capital.

As of September 30, 2019 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on September 30, 2019, the following can be highlighted:

●
Net result of the first quarter of the FY 2020 recorded a gain of ARS 10,983 million compared to a gain of ARS 9,059 million in the IQ19, mainly explained by the result from the deconsolidation of Gav-Yam due to the lost of control offset by lower results of Clal's market valuation in the Israel business center and lower results from changes in the fair value of investment properties in the Argentine business Center.

●
Adjusted EBITDA for the first quarter of 2020 was ARS 5,268 million (ARS 1,434 million from the Argentine business center and ARS 3,834 million from the Israel business center), increasing by 28.6% compared to the same quarter of 2019.

●
Adjusted  EBITDA of the rental segments in Argentina decreased 4.1% in the compared quarter, mainly due to the decrease of 14.4% in shopping centers and 33.8% in hotels partially offset by a growth of 62,5% in the office segment.

●
On October 29, our Shareholders' Meeting has approved a dividend in kind for the sum of ARS 480 million payable in shares of IRSA Propiedades Comerciales (0.00404623926578 IRCP shares / IRSA shares and 0.0404623926578 IRCP / ADR IRSA shares).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 8, 2019